Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 14 DATED JUNE 15, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Investments in United States Treasury Bills

On June 9, 2023, we acquired three investments in United States treasury bills each with a par value of $4,900,000 (the “T-Bills”). The T-Bills were acquired at a discount rate of 5.126%, 5.059% and 4.995%, respectively, and have maturity dates of one month from the purchase date with respect to the first $4,900,000 T-Bill with a 4.995% discount rate, two months from the purchase date with respect to the second $4,900,000 T-Bill with a 5.059% discount rate and three months from the purchase date with respect to the third $4,900,000 T-Bill with a 5.126% discount rate. The T-Bills do not accrue any interest prior to their respective maturity dates. The T-Bills were issued, and are backed, by the United States government. We acquired the T-Bills as we believe they provide a compelling risk-adjusted return on our outstanding cash, which is approximately 100 basis points higher on a blended basis than the current return on our outstanding cash in our money market account.